United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release Vale informs on the suspension of its Annual General Meeting Rio de Janeiro, April 30th, 2021 - Vale SA (“Vale” or “Company”) informs that it has suspended the holding of the Annual General Meeting of Shareholders (“AGM”) on today's date, in view of the allegation, by certain representatives of shareholders which are holders of American Depositary Receipts (“ ADR ”) issued by Vale, that there are differences between the votes made through proxy cards and the votes transmitted to the Company by the ADR depositary. The Company understands that the temporary suspension of the AGM will allow such divergences to be correctly investigated and resolved, ensuring the fairness and solidity of the AGM's resolutions, more specifically those referring to items 1.4 to 1.6 of the Agenda, that is, the election of the members of Vale's Board of Directors and its Chairman and Vice-Chairman. Therefore, the AGM's work will be resumed next Monday, 05/03/2021, at 10 am, in an exclusively digital format, via the Zoom platform, * only * to vote on the referred items 1.4 to 1.6. As it is a continuation of an ongoing AGM, the Company emphasizes that the participation will be restricted to shareholders, their representatives or attorneys, as the case may be, who were present at the AGM today (“Shareholders”) and who enter the system until the moment of resumption of work. Such Shareholders will receive a new invitation with an access link. In case any Shareholder does not receive the new link to access the AGM until 3 (three) hours before the above-mentioned resumption of work, the Shareholder should contact the Company’s Investor Relations department through the e-mail vale.ri@vale.com to be provide with adequate support. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, w hen based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021		Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Head of Investor Relations